SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated May 18, 2004.
2.	Announcement dated May 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 27, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
Stock code: 0008
Announcement

This announcement is to clarify certain market rumours relating to the possible disposal of the fixed line telecommunications business of PCCW Limited

PCCW Limited (the “Company”) wishes to confirm that it is involved in confidential discussions with China Network Communications Group Corporation (“CNC”), the second largest fixed line telecommunications operator in China, in relation to strategic and business co-operation opportunities. These strategic and business co-operation opportunities include, but are not limited to, joint ventures relating to certain assets of the Company which may include CNC taking an equity interest in PCCW-HKT Telephone Limited, a wholly-owned subsidiary of the Company. The discussions are continuing but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed. Further announcements will be made as and when appropriate.

Investors are urged to exercise caution when dealing in the shares or other securities of the Company.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, May 18, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta

Item 2

(Incorporated in Hong Kong with limited liability)
(Stock code: 0008)

VOTING RESULTS AT THE ANNUAL GENERAL MEETING
AND THE EXTRAORDINARY GENERAL MEETING
BOTH HELD ON MAY 19, 2004

At the annual general meeting (“AGM”) and the extraordinary general meeting (“EGM”) of PCCW Limited (the “Company”) both held on May 19, 2004, poll voting was demanded by the Chairman of these meetings for voting on the proposed resolutions as set out in the notice of AGM dated April 13, 2004 and the notice of EGM dated April 23, 2004. The Company’s share registrars, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM and the EGM for the purpose of vote-taking. All resolutions were approved by shareholders of the Company and the poll results are as follows:

Poll results in respect of the resolutions passed at the AGM:

	Resolutions	Number of Votes (%)
		For	Against
1.	To receive and consider the audited Financial Statements of the Company and the Reports of the Directors and Auditors for the year ended December 31, 2003	2,069,206,005 (99.98%)	441,241 (0.02%)
2(a).	To re-elect Mr Li Tzar Kai, Richard as a Director	2,018,943,638 (99.94%)	1,271,808 (0.06%)
2(b).	To re-elect Mr So Chak Kwong, Jack as a Director	2,019,025,212 (99.94%)	1,154,741 (0.06%)
2(c).	To re-elect Mr Alexander Anthony Arena as a Director	2,018,997,393 (99.94%)	1,162,758 (0.06%)
2(d).	To re-elect Dr The Hon Li Kwok Po, David, GBS, JP as a Director	2,019,083,472 (99.95%)	1,053,677 (0.05%)
2(e).	To re-elect Sir Roger Lobo, CBE, JP as a Director	2,019,248,729 (99.95%)	971,502 (0.05%)
2(f).	To re-elect Mr Aman Mehta as a Director	2,019,207,518 (99.95%)	942,952 (0.05%)
2(g).	To authorise the Directors to fix the remuneration of the Directors	2,018,383,964 (99.92%)	1,608,337 (0.08%)
3.	To re-appoint PricewaterhouseCoopers as Auditors and authorise the Directors to fix their remuneration	2,062,010,876 (98.87%)	23,487,458 (1.13%)
4.	To approve a general mandate to the Directors to issue additional shares	1,887,798,956 (88.85%)	236,980,649 (11.15%)
5.	To approve a general mandate to the Directors to repurchase the Company’s own securities	2,055,126,175 (96.72%)	69,612,895 (3.28%)
6.	To extend the general mandate granted to the Directors pursuant to item 4	2,005,737,686 (98.00%)	41,002,218 (2.00%)
7.	To terminate the existing share option scheme and adopt the new share option scheme of the Company	1,741,931,967 (85.20%)	302,573,147 (14.80%)
8.	To approve the amendments to the articles of association of the Company	1,963,739,426 (99.95%)	1,062,445 (0.05%)

Resolutions 1 to 7 were passed as ordinary resolutions, and Resolution 8 was passed as a special resolution at the AGM.

Poll results in respect of the resolution passed at the EGM:

Resolution	Number of Votes (%)
	For	Against
“THAT the share premium account of the Company be and the same is hereby cancelled.”	2,053,787,202 (99.69%)	6,436,055 (0.31%)

The above resolution was passed as a special resolution at the EGM.

As at the date of the AGM and the EGM, the issued share capital of the Company was 5,368,754,074 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM and the EGM. There is no restriction on the Company’s shareholders to cast vote on any of the resolutions at the AGM and the EGM.

For and on behalf of
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, May 19, 2004

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman);
Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta